

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

August 1, 2017

Michael Rapoport (a/k/a Michael Rapp)
Chief Executive Officer, Chairman and Director
Committed Capital Acquisition Corporation II
370 Lexington Avenue, Suite 1208
New York, NY 10017

Re: **Committed Capital Acquisition Corporation II**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed May 30, 2017
Form 10-Q for the Quarter Ended March 31, 2017
Filed June 27, 2017
Form 8-K
Filed July 11, 2017
File No. 333-192586

Dear Mr. Rapoport:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

General

1. In the prospectus included with your Form S-1 initial public offering, you disclosed that you would wind up your operations, redeem your public shares, dissolve, and liquidate the balance of your net assets if you had not completed your initial business transaction within 24 months of the effective date. You also disclosed that stockholders would not have the protections afforded to investors in blank check companies because you "will have net tangible assets in excess of $5,000,000." You repeat that disclosure in the Form 10-K at page 18. The specified period within which the initial business transaction must occur was scheduled to end on April 10, 2016, but you now have extended your deadline twice, first to April 10, 2017, and then to April 10, 2019.

In connection with these extensions, you also redeemed shares from your public stockholders. In this regard, we note the following:

- At page F-13 of the Form 10-Q filed on June 27, 2017, you disclose that as of June 23, only 351,827 public shares remain outstanding;
- According to your July 11, 2017 Form 8-K, the "July Redemption" offer to your public stockholder remains open until August 11, 2017. Following the July Redemption, it appears that the trust account balance will be somewhere between zero and approximately $1.8 million; and
- As of March 31, 2017 (prior to your using more than $10 million of trust account funds in connection with the second redemption), you owed affiliates of BCM $898,000 and had current liabilities of $1.5 million.

In light of the trust account's limited funds, the open redemption offer, and your current liabilities, please provide an updated description of your business plan going forward, including your plan for completing a business transaction.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources